EXHIBIT 4.3

RADA ELECTRONIC INDUSTRIES LTD.

(the “Company”)

2015 SHARE OPTION PLAN (the “Plan”)

1. PURPOSES OF THE PLAN

The purposes of this Plan are to give the Company an additional tool to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Directors and to promote the success of the Company (all as defined in Section 3 below).

2. TYPES OF AWARDS

The Plan is intended to enable the Company to issue Awards (as defined in Section 3 below) subject to Applicable Laws (as defined in Section 3 below), under varying tax regimes including without limitation (i) Share Options without a Trustee (as defined in Section 3) pursuant and subject to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 as amended (the “Ordinance”), and any regulations, rules, orders or procedures promulgated thereunder including tax rules (Preferential Tax Treatment regarding Issuance of Shares to Employees, 2003) (“Section 102”) (such options, “Non Trustee 102 Share Options”); (ii) Share Options allocated to a Trustee under the capital gain track pursuant and subject to the provisions of Section 102 of the Ordinance (such options, “102 Capital Gain Share Options”); (iii) Share Options allocated to a Trustee under the ordinary income track pursuant and subject to the provisions of Section 102 (such options, “102 Ordinary Income Share Options”); (iv) Share Options pursuant to Section 3(9) of the Ordinance (“3(9) Share Options”);. All Non Trustee 102 Share Options, 102 Capital Gain Share Options, 102 Ordinary Income Share Options, 3(9) Share Options, as well as options issued under other tax regimes, are each referred to herein as an “Option”, and collectively the “Options”. Apart from issuance under the relevant tax regimes in the State of Israel the Plan contemplates issuances to Grantees (as defined in Section 3 below) in other jurisdictions with respect to which the Administrator (as defined in Section 3 below) is empowered to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company’s agreement with the Grantee in order to comply with the requirements of the tax regimes in said jurisdictions.

The Plan contemplates the issuance of Awards by the Company, both as a private company and as a publicly traded company.

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3. DEFINITIONS

For the purposes of this Plan, as defined below, the following terms shall have the following meanings:

(a)	“Administrator” means the Board or any of its Committees as shall be appointed by the Board to administer the Plan, in accordance with Section 5 hereof.

(b)	“Adoption Date” means the earlier of the date on which the Board adopted this Plan and the date the Plan was approved by the Company’s shareholders, if such approval is necessary under the Applicable Laws (as defined below).

(c)	“Applicable Laws” means the legal requirements relating to the adoption of and/or the administration of share option plans, including under all applicable laws, rules, and regulations of the State of Israel; the rules and regulations of any stock exchange or quotation system on which the Ordinary Share is listed or quoted and the By-Laws of the Company, all as may be in effect from time to time

(d)	“Award” shall mean any Option granted to a Grantee under the Plan.

(e)	“Award Agreement” means a written agreement between the Company and a Grantee evidencing the terms and conditions of an individual Award grant, as further specified in Section 7.

(f)	“Award Share” means the Share/s subject to an Award.

(g)	“Board” means the Board of Directors of the Company.

(h)	“By-Laws” means the by-laws of the Company as amended from time to time and all shareholders rights agreements entered or to be entered into by the Company and its Shareholders, or among the Shareholders themselves.

(i)	“Cause” for termination of a Grantee’s Continuous Service Status shall be considered to exist if such termination is for any of the following reasons: (i) any action by a Grantee involving willful malfeasance or a willful breach of such Grantee’s fiduciary duties in connection with such Grantee’s employment or engagement with the Company or with any Subsidiary; (ii) the conviction of a Grantee in a court of law of, or a guilty plea by the Grantee to, a felony or a fraud or any other similar act; (iii) substantial and continuing refusal or neglect by a Grantee to perform the duties requested of him or her (including without limitation, not abiding policies relating to confidentiality and reasonable workplace conduct) provided such duties are expected to be performed by a person engaged for a similar capacity (other than as a result of death, illness or other objective incapacity) which refusal or neglect continues for a period of ten days after written notice thereof is provided to the Grantee from the Company or from the respective Subsidiary; (iv) an act of moral turpitude, or any similar act, to the extent that such act causes or may cause injury to the reputation of the Company and/or to any of the Company’s Subsidiaries; (v) unauthorized use or disclosure by Grantee of any proprietary information or trade secrets of the Company or any other party to whom the Grantee owes an obligation of nondisclosure as a result of his or her relationship with the Company; (vi) any other act or omission which, in the reasonable opinion of the Company, could materially financially harm the Company and/or any of the Company’s Subsidiaries or harm the business reputation of the Company and/or any of the Company’s Subsidiaries; (vii) any other circumstance deemed by law to constitute termination for cause, including circumstances relieving an employer from the duty to pay severance pay to the Grantee; or (viii) termination of a Grantee’s employment for cause in accordance with provisions of his or her employment agreement or engagement, if any, with the Company. The determination as to whether a Grantee is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Grantee. The foregoing definition does not in any way limit the Company’s ability to terminate a Grantee’s employment or consulting relationship at any time as provided in Section 6(f) below, and the term “Company” will be interpreted to include any Subsidiary as appropriate.

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(j)	“Committee” means a committee or subcommittee of directors appointed by the Board in accordance with Section 5 hereof.

(k)	“Company” means RADA ELECTRONIC INDUSTRIES LTD.

(l)	“Director” means any Director of the company who is a member of the Board at the relevant time.

(m)	“Continuous Service Status” means the absence of any interruption or termination of service as an Employee. Continuous Service Status as an Employee shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Administrator, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, in which case such leave shall not interrupt the Continuous Service Status despite its exceeding ninety (90) days, unless provided otherwise under law or Company policy adopted from time to time; or (iv) in the case of transfers between locations of the Company or between the Company, Subsidiaries and/or their respective successors.

(n)	“Disability” is defined in Section 10(f).

(o)	“Effective Date” means the date on which the Award Agreement is signed by the Company and the Grantee. The “Effective Date” of Trustee Share Options shall be the date on which such Options are allocated to the Trustee.

(p)	“Employee” means any person employed by the Company or any person, including an advisor, who is engaged by the Company to render consulting or advisory services to such entity and is compensated for such services or any person who is engaged as an officer of the Company , and with regard to Trustee Share Options and Non Trustee 102 Share Options only, provided that he is not a “controlling party”, as defined in section 32(9) of the Ordinance, prior to and after the issuance of the Awards. For purposes of Section 102, a director of a company is considered an Employee thereof.

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(q)	“Exercise Date” means a date on which the Grantee delivers to the Company a written notice of exercise, in accordance with Section 10 of this Plan.

(r)	“Exercise Period” is defined in Section 7(d).

(s)	“Exercise Price” means the amount stipulated in the Award Agreement, to be paid by the Grantee to the Company in order to exercise an Award into an Award Share of the Company.

(t)	“Fair Market Value Per Share” or “Fair Market Value” of a share as of a particular date shall mean (i) the closing sales price per Share on the securities exchange on which the Shares were principally traded for the last preceding date on which there was a sale of such Shares on such exchange; (ii) if the Shares are listed on the Nasdaq National Market, the last reported price per Share on the Nasdaq National Market on the last preceding date on which there was a sale of such Shares on the Nasdaq National Market;

(u)	“Grantee” means the holder of an outstanding Award granted under the Plan.

(v)	“Initial Public Offering” means the initial public offering of shares of the Company.

(w)	“Lock-Up Period” is defined in Section 12(c).

(x)	“Merger or Acquisition” shall mean (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation); (B) a sale of all or substantially all of the assets of the Company (including, for purposes of this Section, intellectual property rights if, in the aggregate, such rights constitute substantially all of the Company’s material assets); unless in each case, the Company’s shareholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Company’s acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity; or (C) more than fifty percent (50%) of the voting power of the Company is transferred to an unrelated third party pursuant to a transaction or series of related transactions; provided, however, that the issuance of equity securities solely for capital raising purposes shall not be deemed to be a “Merger or Acquisition.”

(y)	“Ordinary Share” means an ordinary share of the Company.

(z)	“Plan” means this RADA ELECTRONIC INDUSTRIES LTD 2015 Share Option Plan.

(aa)	“Purchaser” means the Company (if and as permitted by law) and/or any of its Subsidiaries and/or another person or entity designated for this purpose by the Company.

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(bb)	“Participant” means (i) an Employee or (ii) a Director.

(cc)	“Share” means a share of the Company’s ordinary shares having a par value of NIS 0.015.

(dd)	“Tax Event” is defined in Section 21.

(ee)	“Ten Percent Shareholder” means a person who owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or its parent or any Subsidiary corporation.

(ff)	“Trustee” means an entity appointed by the Board and approved by the Income Tax Officer to hold Trustee Share Options on behalf of the Grantee according to the conditions set forth in Section 102.

(gg)	“Trustee Share Options” means all 102 Capital Gain Share Options and 102 Ordinary Income Share Options.

(hh)	“Vesting Schedule” is defined in Section 7(d).

4. AUTHORIZED SHARES

(a)	Awards may be granted under the Plan, subject to the provisions of this plan, for up to an aggregate of 3,000,000 Award Shares. The Award Shares may be authorized, but unissued, or reacquired Ordinary Shares. The Awards may be granted at any time, prior to the expiration of the Plan according to Section 8(a).

(b)	In case of Trustee Share Options, such Trustee Options may be granted after the passage of thirty days (or a shorter period as and if approved by the tax authorities) following the delivery by the Company to the appropriate Israeli Income Tax Authorities of a request for approval of the Plan and the Trustee according to Section 102.

(c)	Notwithstanding the above, in case that within 90 days of delivery of the abovementioned request, the tax officer notifies the Company of its decision not to approve the Plan, the Awards that were intended to be granted as Trustee Share Options shall be deemed as Non Trustee 102 Share Options, unless otherwise instructed by the tax officer.

(d)	If an Award expires, is cancelled or otherwise becomes unexercisable without having been exercised in full, the unexercised, canceled or terminated Award Shares which were subject thereto shall (unless the Plan shall have been terminated) become available for future grant under the Plan. In addition, any shares of Ordinary Shares which are retained by the Company upon exercise of an award in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such exercise or purchase shall be treated as not issued and shall continue to be available under the Plan. Shares issued under the Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have shall be available for future grant under the Plan.

(e)	The number of Shares that are subject to Awards under the Plan shall not exceed the number of Shares reserved for the grant of Awards that then remain available for issuance under the Plan.

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5. ADMINISTRATION

(a)	Procedure. The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws. The Administrator will hold its meetings at such times and places as it may determine and will maintain written minutes of its meetings. This Plan may be administered by different Administrators with respect to different classes of Grantees and, if permitted by Applicable Laws, the Board may authorize one or more officers to make awards under this Plan.

(b)	Powers of the Administrator. Subject to the terms and conditions of the Plan, and in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities and Applicable Laws, the Administrator shall have the authority, in its discretion:

(i)	to determine the Fair Market Value of the Ordinary Shares, in accordance with Section 3 hereof, provided that such determination shall be applied consistently with respect to Grantees under the Plan;

(ii)	to select the Participants to whom Awards may from time to time be granted hereunder, and to grant said Participants the Awards, provided that this authority shall be granted solely to the Board, which will take into consideration the recommendation of the Committee;

(iii)	to determine from time to time the type of Awards to be granted to eligible Participants under the Plan, including the determination of which Grantees and which Employees will receive Non Trustee 102 Share Options and which Employees will receive 102 Capital Gain Share Options and/or 102 Ordinary Income Share Options, and to prescribe the terms and conditions (which need not be identical) of Awards granted under the Plan to such persons;

(iv)	to approve forms of the Award Agreements for use under the Plan;

(v)	to determine the terms and conditions of any Award granted hereunder, including, without limitation, the Vesting Schedule and whether and under what circumstances an Option may be settled in cash instead of Ordinary Shares;

(vi)	to exercise such powers and to perform such acts as are deemed necessary or expedient to promote the best interests of the Company with respect to the Plan, including but not limited to prescribing, amending, and rescinding any provisions related to the Plan;

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(vii)	to amend any outstanding Award, subject to Section 16 hereof, and to accelerate the Vesting Schedule or extend the exercisability of any Award and, subject to Section 102, to waive conditions or restrictions on any Award, to the extent it shall deem appropriate provided that this authority shall be granted to the Board, and only subject to its prior approval to the Committee which approval shall specifically state the number and identity of Grantees which rights the Committee will be authorized to determine;

(viii)	to allow Grantees to satisfy withholding tax obligations by electing to have the Company or the Trustee, if permitted under Applicable Laws, withhold from the Award Shares to be issued upon exercise of an Award that number of Award Shares having a value equal to the minimum statutory withholding amount. The value of the Award Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Grantees to have Award Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable and after consultation with the Company’s counsel; and

(ix)	to construe and interpret the terms of the Plan, the Award Agreements and the Awards.

(c)	Effect of Administrator’s Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees. Each member of the Board and the Committee shall be indemnified and held harmless by the Company against any cost or expense (including fees of counsel) reasonably incurred by her or him, or liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member’s own fraud or bad faith, to the extent permitted by Applicable Laws. Such indemnification shall be in addition to any rights of indemnification the member may have as director or otherwise under the Certificate of Incorporation of the Company, any agreement or otherwise.

6. ELIGIBILITY

(a)	General. Awards may be granted to Participants as defined in this Plan.

(b)	Non Trustee 102 Share Options and Trustee Share Options may be granted only to Israeli Employee Grantees and subject to the Ordinance.

(c)	3(9) Share Options may be granted only to Israeli Participants who are not Employees.

(d)	Continuing Relationship. The Plan and the Award Agreements shall not confer upon any Grantee any right with respect to continuing the Grantee’s relationship as a Participant with the Company or its Subsidiary, nor shall it interfere in any way with his right or the Company’s right, or the right of its Subsidiary, to terminate such relationship at any time, with or without Cause.

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7. AWARD AGREEMENTS.

A Participant will be entitled to an Award only if such Award is granted to the Participant by the Administrator and an Award Agreement is signed between the Company and him/her. Subject to the terms and conditions of the Plan, each Award Agreement shall contain provisions as the Administrator shall from time to time deem appropriate. Award Agreements need not be identical, but each Award Agreement shall include, by appropriate language, the substance of the applicable provisions set forth herein, and any such provision may be included in the Award Agreement by reference to the Plan. In the case of a conflict between the terms of any Award Agreement and the Plan, the terms of the Plan shall govern in all cases.

(a)	NUMBER OF SHARES. Each Award Agreement shall state the number of Award Shares to which the Award relates.

(b)	TYPE OF AWARD. Each Award Agreement shall specifically state the type of Awards granted thereunder and which of the following they constitute: Non Trustee 102 Share Options, 102 Capital Gain Share Options, 102 Ordinary Income Share Options, 3(9) Share Options.

(c)	EXERCISE PRICE. Each Award Agreement shall state the Exercise Price of the Award Shares to which the Award relates, provided that such exercise price is in compliance with the company compensation plan.

(d)	TERM AND VESTING OF OPTIONS. Each Award Agreement shall provide the schedule in which such Awards may be exercised (“Vesting Schedule”). The Vesting Schedule for the Award will be determined by the Administrator provided that (to the extent permitted under Applicable Law) the Administrator, in its absolute discretion, shall have the authority to accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. Subject to the Vesting Schedule, Awards may be exercised into Award Shares during the ten (10) year period from the Adoption Date of the Plan unless otherwise determined by the Administrator (to the extent permitted under Applicable Law and this Plan) (the “Exercise Period”).

(e)	OTHER PROVISIONS. The Award Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Administrator may determine.

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8. TERM OF THE PLAN

The Plan shall become effective upon the Adoption Date. The Plan shall continue in effect for a term of ten (10) years after the Adoption Date, unless sooner terminated under Section 16 of the Plan.

(a)	Expiration. Unless otherwise stated in the Award Agreement, each Award shall expire on the tenth (10) anniversary of the Adoption Date.

(b)	Exercise. The Awards granted will be exercisable into Award Shares of the Company according to the Vesting Schedule set forth in the Award Agreement and in this Plan.

(c)	Exercise Price. The Exercise Price per Award Share subject to each Award shall be determined by the Administrator, and shall be subject to Applicable Law and the company’s compensation plan.

(d)	Transfer. No Award granted hereunder shall be transferable by the Grantee other than by will or by the laws of descent and distribution. During the Grantee’s lifetime, Awards may be exercised only by the Grantee or his guardian or legal representative. Award Shares acquired upon exercise of the Awards shall be subject to such restrictions on transfer as are generally applicable to holders of Ordinary Shares of the Company in accordance with the Company’s By-Laws and Certificate of Incorporation. Without derogating from any other provision in this Plan, it is expressly clarified that no transfer of Award Shares shall become effective unless the Grantee has delivered to the Company a written notice thereof, together with a confirmation in writing by any transferee of the Award Shares that it is bound by all terms and conditions of this Plan and the Award Agreement. In case of transfer of the Award Shares after the death of the Grantee, the transfer shall become effective only after the transferee delivers such a written confirmation. Section 102 Awards and the holders thereof shall be subject to Section 102 in the event the Awards are transferred to someone other than the original Grantee. Furthermore, Section 102 Awards cannot be pledged, borrowed against or made subject to a lien.

9. CONDITIONS UPON ISSUANCE OF AWARD SHARES

(a)	Legal Compliance. Award Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award, the method of payment and the issuance and delivery of such Award Shares complies with Applicable Laws and shall be subject to the approval of counsel of the Company with respect to such compliance.

(b)	Investment Representations. As a condition to the exercise of an Award, the Administrator may require the person exercising such Award to (1) represent and warrant at the time of any such exercise that the Award Shares are being purchased only for his own account and for investment purposes, and without any present intention to sell or distribute such Award Shares, as well as any other representation as recommended by Company counsel and approved by the Administrator, if, in the opinion of counsel for the Company, such a representation is in the best interests of the Company, and/or (2) execute a joinder to any existing agreement among the shareholders.

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10. METHOD OF EXERCISE

(a)	Delivery of Notice. Subject to the Vesting Schedule, and subject to the conditions determined by the Administrator as set forth in the applicable Award Agreement, any Award granted under the Plan may be exercised by the Grantee by delivering to the Company on any business day (prior to expiration of the Exercise Period) a written notice stating the number of Award Shares the Grantee then desires to purchase.

(b)	Procedure for Exercise; Rights as a Shareholder. Any Award granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and/or set forth in the Award Agreement. With respect to an Employee Grantee and unless the Administrator provides otherwise, vesting of Awards granted hereunder shall be tolled during any unpaid leave of absence other than such leave which according to the law does not impair employment continuity.

An Award shall be deemed exercised only when the Company receives: (i) written notice of exercise (in accordance with the Award Agreement) from the Grantee entitled to exercise the Award, and (ii) full payment for the Award Shares with respect to which the Award is exercised. Award Shares issued upon exercise of an Award shall be issued in the name of the Grantee or in the name of the Trustee in the case of 102 Trustee Share Options. Until the Award Shares are issued (as evidenced by the appropriate entry in the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Award Shares, notwithstanding the exercise of the Award. To avoid doubt, until the Award Shares are issued, such Grantee shall not have any right as a shareholder, including the right to vote at any meeting of the shareholders of the Company, nor shall the Grantees be deemed to be a class of shareholders or creditors of the Company. Upon the exercise of an Award, the Company shall issue (or cause to be issued) such Award Shares promptly (up to 30 days) after the Award is exercised. If any law or regulation requires the Company to take any action with respect to the Award Shares specified in such notice before the issuance thereof, then the date of their issuance shall be delayed for the period necessary to take such action.

Exercise of an Award in any manner shall result in a decrease in the number of Award Shares thereafter available, for delivery under the Award, by the number of Award Shares as to which the Award is exercised.

(c)	Termination of Relationship with an Employee. Except as provided in this subsection and subsections (d) through (h), an Award may not be exercised following termination of a Grantee’s Continuous Service Status. Unless otherwise determined by the Administrator, if, on the date of termination, the Grantee is not vested as to his or her entire Award, the unvested portion shall not be exercisable and the Award Shares covered by the unvested portion of the Awards shall revert to the Plan.

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(d)	Dismissal. In case of dismissal of an Employee, such Employee Grantee will be eligible to exercise any vested Award within 90 days of the date of termination (but in no event later than the expiration date of the term of such Award as set forth in Section 8 or in the Award Agreement). Additionally, the Administrator shall have the right, in its discretion, as long as the Employee was not dismissed for Cause, to accelerate any portion of the Grantee’s unvested Awards, as per Section 5(b)(vii) hereof. The Board, considering the recommendations made by the Chairman of the Board and the CEO, is authorized to approve the exercise of additional unvested Options. If, after termination, the Grantee does not exercise within the time specified by the Award Agreement, the Plan or the Administrator the portion of his or her Award that had vested, the vested portion of the Award shall terminate, and the Award Shares covered by such portion shall revert to the Plan.

(e)	Dismissal for Cause. In the event of termination of relationship with the Participant for Cause, the Participant’s right to exercise unvested and/or vested Awards shall terminate immediately upon such termination, and all such Awards shall be forfeited without any payment being due. In addition, the Purchaser will be entitled to repurchase, within twelve (12) months of such termination, any or all of the Award Shares resulting from the exercise of any Awards exercised prior to the date of the repurchase. The price paid for each Award Share will be determined by the Administrator, in its sole discretion, but shall not be less than the par value of the Share.

(f)	Disability of an Employee Grantee. If an Employee Grantee ceases to be an Employee as a result of a physical or mental impairment, which has lasted or is expected to last for a continuous period of not less than twelve months and which causes the Grantee’s total and permanent disability to engage in any substantial gainful activity (a “Disability”), the Grantee may exercise his or her Awards within six (6) months of the date of termination, to the extent the Award is vested on the date of termination, but in no event later than the expiration date of the term of such Awards as set forth in Section 8 or in the Award Agreement. In addition, the Administrator shall have the right, in its discretion, to accelerate any portion of the disabled Grantee’s unvested Awards, as per Section 5(b)(vii) hereof. If, after termination, the Awards are not exercised within the time specified herein, the Award shall terminate, and the Award Shares covered by such Award shall revert to the Plan.

(g)	Death of an Employee Grantee. If an Employee Grantee dies while considered an Employee, the vested Awards and the Awards included in the next installment which have not yet vested, may be exercised within such period of time as is specified in the Award Agreement (such period to be at least six (6) months but in no event later than the expiration date of the term of such Awards as set forth in Section 8 or in the Award Agreement) by the Grantee’s estate or by a person who acquires the right to exercise the Award by bequest or inheritance. In the absence of a specified time in the Award Agreement, the Award shall remain exercisable for twelve (12) months following the Grantee’s death, unless otherwise extended by the Administrator. If the Award is not so exercised within the time specified herein, the Award shall terminate, and the Award Shares covered by such Award shall revert to the Plan.

(h)	Retirement of an Employee Grantee. In the event of an Employee Grantee’s retirement, at the age of at least 60 years, he/she will be eligible to exercise, within 90 days of such retirement (but in no event later than the expiration date of the term of such Award as set forth in Section 8 or in the Award Agreement), any vested Awards. Additionally, the Administrator shall have the right, in its discretion, to accelerate any portion of the retiring Grantee’s unvested Awards, as per Section 5(b)(vii) hereof.

(i)	Clauses (e) through (h) of this Section 10 shall be subject to applicable limitations under Section 102 with respect to Section 102 Awards.

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11. PAYMENT OF EXERCISE PRICE

(a)	Payment. Payment for the Award Shares purchased pursuant to the exercise of an Option may be made in such form as shall be acceptable to the Administrator in its sole discretion and may consist entirely of (1) cash; (2) check; (3) if, as of the date of exercise of an Option the Company then is permitting employees to engage in a “same-day sale” cashless brokered exercise program involving one or more brokers, through such a program that complies with the Applicable Laws and that ensures prompt delivery to the Company of the amount required to pay the exercise price and any applicable withholding taxes; or (4) any combination of the foregoing methods of payment. Furthermore, with respect to Trustee Share Options, the Trustee may refuse to accept payment of the Exercise Price in any form other than cash if the Trustee considers in its reasonable discretion that acceptance of another form of consideration is likely to result in a withholding tax liability.

(b)	Notwithstanding the above, the Grantee may, at his own discretion instruct the Company in writing, as part of the Exercise Notice, that the payment for the Options will be made through “cashless exercise” mechanism (the “Cashless Notice”). In the event that the Grantee has elect to submit the Cashless Notice then the Grantee shall be entitled to receive a certificate for the number of Shares equal to the quotient obtained by dividing [(A-B)*(N)] by (A), where:

(A) = the average of the closing (or closing bid, if so reported) prices per Share on the five (5) Trading Days preceding the date of such election;

(B) = the Purchase Price; and

(N) = the number of shares issuable upon exercise of the Options in accordance with the terms of this Agreement.

The cashless exercise is not permissible under Section 102 of the Ordinance unless such cashless exercise is made pursuant to the special approval of the Israeli Income Tax Authorities.

12. TRUSTEE SHARE OPTIONS.

(a)	Options granted pursuant to this Section 12 are intended to constitute Trustee Share Options and, subject to Section 102 of the Ordinance, the general terms and conditions specified in the Plan, except for said provisions of the Plan applying solely to Awards under a different tax law or regulation, shall apply to them.

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(b)	The Company may choose between granting 102 Capital Gain Share Options and 102 Ordinary Income Share Options (the “Election”). The Company can change such Election only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election. Until the Election is changed, all Trustee Share Options shall be made according to the Election.

(c)	Anything herein to the contrary notwithstanding, all Trustee Share Options granted under this Plan shall be granted by the Company to a Trustee designated by the Administrator and the Trustee shall hold each such Award and the Award Shares issued upon exercise thereof in trust for the benefit of the Grantee in respect of whom such Award was granted. All certificates representing Award Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Award Shares are released from the trust. With regard to 102 Capital Gain Share Options and 102 Ordinary Income Share Options, the Awards or the Award Shares and all rights related to them, including bonus shares, will be held by the Trustee for the period required under Section 102 or a shorter period as approved by the tax authorities (the “Lock-up Period”), under the terms set in Section 102.

(d)	In accordance with Section 102, the Grantee is prohibited from selling the Awards or the Awards Shares, until the end of the Lock-up Period.

(e)	Anything to the contrary herein notwithstanding, the Trustee shall not release any Awards which were not already exercised into Award Shares by the Grantee nor release any Award Shares issued upon exercise of the Award, prior to the full payment of the Exercise Price and Grantee’s tax liability arising from Options which were granted to him and/or Shares issued upon exercise of such Trustee Share Options. Prior to receipt of the Award, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Option granted or Share issued to him thereunder. Any bonus shares, options or any other rights received an account of a Section 102 Award shall be subject to this Section 12(e).

(f)	Trustee Share Options may only be granted to Employees of the issuing corporation or its subsidiaries (subject to approval by the tax authorities).

(g)	A recipient of Trustee Share Options shall be required to (i) provide such declarations as shall be demanded by the Trustee, including, inter alia, (a) that he is not a “controlling party,” as defined in Section 32(9) of the Ordinance, prior to and after the issuance of the Trustee Share Options, (b) that he is a resident of Israel and will report to the Trustee any change in residence, and (c) that he is aware of the provisions of Section 102 and of the type of options granted to him, and (ii) undertake not to sell the Options or the Award Shares issued to the Trustee with respect thereto during the applicable Lock-up Period.

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13. NON TRUSTEE 102 SHARE OPTIONS

(a)	Options granted pursuant to this Section 13 are intended to constitute Non Trustee 102 Share Options and shall be subject to the general terms and conditions specified in the Plan, except for said provisions of the Plan applying solely to Awards under a different tax law or regulations.

(b)	Non Trustee 102 Share Options may only be granted to Employees.

(c)	The Non Trustee 102 Share Options which shall be granted pursuant to the Plan may be issued to a trustee appointed by the Administrator.

(d)	If the Grantee’s employment with the Company is terminated for any reason, the Grantee will be obligated to provide the Company, to its satisfaction and subject to its sole discretion, with a security or guarantee to cover any future tax obligation resulting from the disposition of the Awards or the Award Shares.

14. 3(9) SHARE OPTIONS.

(a)	Options granted pursuant to this Section 14 are intended to constitute 3(9) Share Options and shall be subject to the general terms and conditions specified in the Plan, except for said provisions of the Plan applying solely to Awards under a different tax law or regulation.

(b)	3(9) Share Options may only be granted to Israeli Participants who are not Employees.

(c)	The 3(9) Share Options which shall be granted pursuant to the Plan may be issued to a trustee nominated by the Committee or the Administrator.

15. ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR MERGER

(a)	Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Award Shares covered by or underlying each outstanding Award and the number of Award Shares which have been authorized for issuance under the Plan but as to which no Awards have been granted or which have been returned to the Plan upon cancellation or expiration of Award(s), as well as the Exercise Price per Share of each such outstanding Award shall be appropriately adjusted for any increase or decrease in the number of issued Award Shares resulting from a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Shares, or any other like event by or of the Company, in each case effected without the need for receipt of additional consideration by the Company from the Grantee; provided, however, that the Exercise Price shall not be less than the nominal value of the Share underlying any such Options. Such adjustment shall be made by the Board, whose determination shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Award Shares subject to an Award.

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(b)	Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Grantee as soon as practicable prior to the effective date of such proposed transaction. The Grantee will have the right to exercise his or her Awards until ten (10) days prior to such transaction as to all of the Award Shares, including Award Shares which would not otherwise be vested at such time. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action, unless otherwise determined by the Administrator.

(c)	Merger or Acquisition. In the event of a Merger or Acquisition, each outstanding Award shall be assumed or an equivalent Award substituted by the successor company or a parent or Subsidiaries of the successor company. In the case of such assumption and/or substitution of shares and/or Options, appropriate adjustments shall be made in the Exercise Price to reflect such action, and all other terms and conditions of the Award Agreements, such as the vesting dates, shall remain in force as will be determined by the Board whose determination shall be final. In the event that the successor company refuses to assume or substitute for the Award, the Grantee shall retain the right to exercise vested Awards, and the Administrator shall notify the Grantee in writing that such Awards shall be exercisable for a period not less than (15) days from the date of such notice, and the Awards shall terminate upon the expiration of such period. Should a Merger or Acquisition occur within one year of the Effective Date, such Grantee shall be eligible to exercise a proportion of such Awards as determined by the Administrator, regarding which the Administrator shall issue a similar notice with a 15-day period for exercise.

The Administrator shall determine, in its discretion, the proper exchange ratio of the Awards and the fair value of such Awards for purpose of such substitution, shall be authorized to accelerate the vesting date of any or all Awards and to make all necessary adjustments in the terms of the Awards, and the substituted Awards (including, without limitation, adjustments in the Exercise Price) that are fair under the circumstances.

For the purposes of this Section 15(c), Awards shall be considered assumed if, following the Merger or Acquisition, the Award (or substitute Award) confers upon the Grantee the right to purchase or receive, for each Share of Award Shares for which the Award was exercisable immediately prior to the Merger or Acquisition, the pro rata consideration (whether shares, share options, cash, or other securities or property) received in the Merger or Acquisition by holders of Shares for each Share held on the effective date of the transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Merger or Acquisition is not solely ordinary shares (or their equivalent) of the successor company or its parent, the Administrator may, with the consent of the successor company, provide for the consideration to be received upon the exercise of the Award, for each Share of Award Shares, to be solely ordinary shares (or their equivalent) of the successor company or its parent equal in fair market value to the per share consideration received by holders of a majority of the outstanding shares in the Merger or Acquisition, and provided further that the Administrator may determine, in its sole discretion, that in lieu of such assumption or substitution of Awards for awards by the acquiring corporation or its parent or Subsidiaries, such Awards will be substituted for by any other type of asset or property including cash which is fair under the circumstances.

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16. AMENDMENT AND TERMINATION OF THE PLAN

(a)	Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)	Shareholder Approval. The Board shall obtain shareholder approval of any amendment to the Plan to the extent necessary to comply with Applicable Laws.

(c)	Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall be made if the Administrator determines, at its discretion, that it will impair the legitimate rights of any Grantee, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company. Notwithstanding the foregoing, the Board may exercise its authority under Section 15 without the consent of Grantees. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

17. INABILITY TO OBTAIN AUTHORITY

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary for the lawful issuance and sale of any Award Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Award Shares as to which such requisite authority shall not have been obtained.

18. RESERVATION OF SHARES

The Company, during the term of this Plan, shall at all times reserve and keep available and authorized for issuance such number of Award Shares as shall be sufficient to satisfy the requirements of the Plan.

19. GOVERNING LAW

The Plan and all instruments issued thereunder or in connection therewith shall be governed by, interpreted, construed and enforced in accordance with the internal laws of the State of Israel.

20. JURISDICTION

Any disputes arising out of any other instruments shall be resolved exclusively by the appropriate court in Tel-Aviv.

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21. TAX CONSEQUENCES

If the Administrator shall so require, as a condition of exercise of an Award, upon the release of Shares by the Trustee or the expiration of the Lock-up Period (each a “Tax Event”), each Grantee shall agree that, no later than the date of the Tax Event, he will pay to the Company or make arrangements satisfactory to the Administrator and the Trustee (where relevant) regarding payment of any applicable taxes of any kind required by law to be withheld or paid upon the Tax Event. To the extent approved by the Administrator and permitted by law, a withholding obligation may be satisfied by the withholding of delivery of Shares.

ALL TAX CONSEQUENCES WHICH MAY ARISE UNDER ANY APPLICABLE LAW FROM THE GRANT OF ANY AWARDS, OR IN THE CASE OF AN OPTION, FROM ITS EXERCISE, FROM THE SALE OR DISPOSITION OF THE SHARES OR FROM ANY OTHER ACT OF THE GRANTEE IN CONNECTION WITH THE FOREGOING, SHALL BE BORNE SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON OR THEREUPON.

With respect to Trustee Share Options, the Trustee shall hold such Trustee Share Options throughout their existence, and shall hold the Award Shares until the earlier of their sale and payment of all applicable taxes by the Grantees but in no event shall the Trustee release the Award Shares before the Lock-Up Period has elapsed. While holding the Award Shares, the Trustee will be responsible for transferring to the Grantees any notice provided by the Company to its shareholders. Subject to fulfillment of all their obligations and to the Proxy, Grantees will be entitled to instruct the Trustee to act on their behalf in utilizing the rights of their Award Shares and the Trustee shall be obligated thereto.

22. PROVISIONS FOR FOREIGN PARTICIPANTS

The Board may, without amending the Plan, modify Awards granted to participants who are foreign nationals or employed outside Israel to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefits or other matters.

23. NON-EXCLUSIVITY OF PLAN

This Plan shall not be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of share options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

Adopted by the Board of Directors on May 25, 2015.

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APPENDIX A

RADA ELECTRONIC INDUSTRIES LTD. (the “Company”)

2015 SHARE OPTION PLAN (the “Plan”) - APPENDIX – U.S. TAXPAYERS

1. Special Provisions for Persons who are U.S. Taxpayers

This Appendix-U.S. Taxpayers (the “Appendix”) to the RADA ELECTRONIC INDUSTRIES LTD 2015 Share Option Plan (the “Plan”) was approved by the Board of Directors of the Company (the “Board”) on March 28, 2018 (the “Effective Date”).

The provisions specified in this Appendix apply only to persons who are subject to U.S. federal income tax (any such person, a “U.S. Taxpayer”). This Appendix provides for the grant of Options to purchase Shares. Options granted under this Appendix may include Incentive Stock Options intended to qualify under Section 422 of the Code as well as Non-Qualified Stock Options. Incentive Stock Options must be granted, if at all, within ten years of the Effective Date.

Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan (including, without limitation, its provisions regarding adjustments). This Appendix is applicable to all Options granted to U.S. Taxpayers under the Plan after the Effective Date.

The Plan and this Appendix shall be read together. Capitalized terms used in this Appendix, but not defined herein, shall have the meaning given them in the Plan. For the purpose of granting Options under this Appendix, in any case of an irreconcilable contradiction (as determined by the Administrator) between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern unless expressly stated otherwise in the Plan. For purposes of clarification, with respect to the granting of Options under this Appendix, if any term is defined in the Plan and this Appendix differently, then the term (as used in this Appendix and any Agreement issued in connection with this Appendix) shall have the meaning as defined in this Appendix.

This Appendix shall be submitted to the Company’s shareholders for approval within twelve (12) months of the Effective Date. As of the Effective Date, the Administrator may grant Options pursuant to this Appendix; provided, however, that: (a) no Incentive Stock Option may be exercised under this Appendix prior to initial shareholder approval of the Plan and this Appendix; (b) if such approval has not been obtained at the end of said twelve-month period, all Incentive Stock Options previously granted or awarded under the Plan and this Appendix shall thereupon be automatically converted into and treated as Non-Qualified Stock Options; and (c) no Incentive Stock Option granted pursuant to an increase in the number of Shares approved by the Board shall be exercised prior to the time such increase has been approved by the shareholders of the Company.

2. Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

“Disability” means, for purposes of this Appendix, with respect to Incentive Stock Options awarded under this Appendix only, a “permanent and total disability” within the meaning of Section 22(e)(3) of the Code, provided that in the case of Options other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

“Fair Market Value” means, for purposes of this Appendix, the higher of (a) the average closing price of our Shares as quoted on NASDAQ during the 30 business days prior to the date the Option is granted, and (b) the closing price as quoted on NASDAQ on the last trading day preceding the date the Option is granted. If at any time our Shares are not traded on an established securities market, the Fair Market Value shall be determined in good faith by the Administrator, taking into account such factors as it considers advisable in a manner consistent with the principles of Code Section 409A and, with respect to Incentive Stock Options, Code Section 422.

“Incentive Stock Option” means any Option awarded under the Plan and this Appendix intended to be and designated in the Option Agreement as an “incentive stock option” within the meaning of Section 422 of the Code to an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” shall mean an Option not described in Section 422(b) or 423(b) of the Code, or, which, by its terms, does not qualify or is not intended to qualify as an Incentive Stock Option.

“Option” means an Incentive Stock Option or Non-Qualified Stock Option awarded hereunder.

“Grantee” means a Service Provider who receives an Option hereunder.

“Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder. Any reference to any section of the Securities Act shall also be a reference to any successor provision.

“Service Provider” shall mean an employee, director, office holder or consultant of the Company or a Subsidiary.

“Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

“Ten Percent Shareholder” means a person possessing more than 10% of the total combined voting power of all classes of shares of the Company, its Subsidiaries or its Parent determined pursuant to the attribution rules set forth in Section 424(d) of the Code.

3. Shares Reserved under the Plan; Incentive Stock Options

As of the Effective Date, the aggregate maximum number of Shares that may be issued under this Appendix is 1,000,000 (subject to adjustment in the case of changes in the capital structure of the Company as permitted by law), all of which may, but are not required to, be issued as Incentive Stock Options. Such reserve of Shares available for grants of Incentive Stock Options shall not be increased without the approval of the shareholders of the Company as required pursuant to Code Section 421 et seq. Shares subject to Options that are cancelled, forfeited, settled for cash or that expire by their terms will again be available for grant and issuance. To the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding grants of any entity acquired in any form of combination by the Company or any affiliate shall not be counted against Shares available for grant as Options pursuant to the Plan. Notwithstanding the provisions of this Section 3, no Shares may again be optioned as an Incentive Stock Option if such action would fail to qualify under Code Section 422 and the Treasury Regulations promulgated thereunder.

The number of Shares subject to Options and the terms of such Options may be adjusted in accordance with Section 15 of the Plan in the event of certain changes in capitalization of the Company and other corporate events.

4. Terms and Conditions of Options

Option Agreement Each Option granted under the Plan and this Appendix shall be evidenced by an Option Agreement between the Grantee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and this Appendix and may be subject to any other terms and conditions which are not inconsistent with the Plan and this Appendix and which the Administrator deems appropriate for inclusion in an Option Agreement. In particular, the Administrator shall have the authority to designate whether an Option is intended to qualify as an Incentive Stock Option or is a Non-Qualified Stock Option, as well as, the Option expiration date and vesting schedule (and circumstances of the acceleration thereof). The provisions of the various Option Agreements entered into under the Appendix need not be identical and an Grantee may be granted more than one Option.

Eligibility. All Service Providers are eligible to be granted Non-Qualified Stock Options under this Appendix, but only employees of the Company or a Subsidiary are eligible to be granted Incentive Stock Options under the Plan and this Appendix, if so employed on the grant date of such Incentive Stock Option. Eligibility for the grant of an Option and actual participation in this Appendix and the Plan shall be determined by the Board in its sole discretion.

Exercise Price. Each Option Agreement shall state the exercise price per share of the Shares covered by each Option, which option price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per Share on the date of grant of the Option. In addition, the terms in “Exercise Price” in Section 5 below shall apply to the grant of Incentive Stock Options.

Withholding Taxes. As a condition to the purchase or acquisition of any Shares hereunder, the Grantee shall make such arrangements as the Administrator may require for the satisfaction of any federal, state, local or foreign withholding tax obligations that may arise in connection with such purchase or acquisition.

Restrictions on Transfer of Options and Shares. No Option shall be assigned, transferred or otherwise disposed of by any Grantee other than by will or by the laws of descent and distribution, and all Options shall be exercisable, during the Grantee’s lifetime, only by the Grantee. Any Shares awarded upon exercise of an Option under the Plan and this Appendix shall be subject to such restrictions on transfer as are generally applicable to holders of Ordinary Shares of the Company in accordance with the Company’s By-Laws and Certificate of Incorporation and other transfer restrictions as set forth in the Plan.

5. Special Terms for Incentive Stock Options

Disqualification. To the extent that any Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof that does not qualify shall constitute a separate Non-Qualified Stock Option.

Exercise Price. The exercise price per Share subject to an Incentive Stock Option shall be determined by the Administrator at the time of grant of such Incentive Stock Option; provided that the per share exercise price of an Incentive Stock Option shall not be less than 100% of the Fair Market Value of the Share at the time of grant of such Incentive Stock Option; and provided, further, that if an Incentive Stock Option is granted to a Ten Percent Shareholder, the exercise price per Share shall be no less than 110% of the Fair Market Value of the Share at the time of the grant of such Incentive Stock Option.

Option Term. The term of each Incentive Stock Option shall be fixed by the Administrator; provided, however, that no Incentive Stock Option shall be exercisable more than 10 years after the date such Incentive Stock Option is granted; and further provided that the term of an Incentive Stock Option granted to a Ten Percent Shareholder shall not exceed five (5) years.

Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by an employee during any calendar year under the Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent, exceeds US$100,000, such Incentive Stock Options shall be treated as Non-Qualified Stock Options. For purposes of this paragraph, Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422. Should any provision of this Appendix not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Board may amend this Appendix accordingly, without the necessity of obtaining the approval of the shareholders of the Company, unless required by applicable law.

Effect of Termination of Employment. If an employee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by Code Section 422), such Incentive Stock Option shall be treated as a Non-Qualified Stock Option. Notwithstanding anything to the contrary in the Plan or this Appendix, and in the absence of a provision specifying otherwise in the relevant Option Agreement, then with respect to Incentive Stock Options, the following provisions must be met in order for the Option to qualify as an Incentive Stock Option under the Code:

(a) In the event that the Grantee ceases to be an employee of the Company or any Subsidiary or Parent for any reason other than the Grantee’s death or Disability, the vested Options must be exercised within 90 days from the effective date of termination of the Grantee’s employment with the Company or any Subsidiary or Parent;

(b) In the event that the Grantee’s employment with the Company, a Subsidiary or Parent terminates as a result of the Grantee’s Disability, the Option must be exercised within one year following the Grantee’s Date of Termination for Disability.

To avoid doubt, the provisions of Section 10 of the Plan shall remain in full force and effect and apply to Options granted as Incentive Stock Options. The restrictions set forth above represent special additional limitations that apply to qualify as Incentive Stock Options under the provisions of the Code. To avoid doubt, to the extent different than the terms under this Appendix, an Grantee may choose to exercise Options in accordance with the terms of Section 10 of the Plan and the relevant Option Agreement, and not in compliance with the provisions of the Code relating to “incentive stock options”. In that case such Option will not qualify as an Incentive Stock Option and will be treated as a Non-Qualified Stock Option.

Notice of Disposition. The Grantee shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option that occurs within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such Shares to the Grantee.

6. Amendment of Appendix

This Appendix may be amended or terminated in accordance with the terms governing the amendment or termination of the Plan; provided, however, that unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the Plan to continue to comply with any applicable law (including Code Section 422 to the extent applicable to Incentive Stock Options), regulations or under the rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, shall not be effective unless approved by the requisite vote of shareholders. For this purpose, no amendment may be made without the approval of the shareholders of the Company entitled to vote in accordance with applicable law, that would: (i) increase the aggregate number of Shares that may be issued as Incentive Stock Options under this Appendix; (ii) change the employees or class or classes of employees who are eligible for Incentive Stock Option grants; or (iii) extend the term of the Plan as it applies to Incentive Stock Options.

7. Compliance with Code Section 409A

Although the Company does not guarantee to an Grantee, any particular tax treatment of Options, Options are intended be designed and operated in such a manner as to be exempt from the application, or in compliance with the requirements, of Code Section 409A. Each Option granted pursuant to the Plan, this Appendix and the applicable Option Agreement is intended to comply with (or be exempt from) the requirements of Code Section 409A and any ambiguities or ambiguous terms herein will be construed and interpreted in accordance with such intent. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the Grantee by Section 409A of the Code or for any damages for failing to comply with Section 409A of the Code.